CREDIT AGREEMENT
                           Dated as of April 30, 1998


        FIRSTAR BANK MILWAUKEE, N.A. (the "Bank") and BANDO MCGLOCKLIN CAPITAL CORPORATION (the "Company") agree as follows:

        1. Definitions. As used in this Agreement, the following terms have the following meanings:

           "Affiliate" of any Person means any other Person, directly or indirectly controlling, controlled by or under common control with such Person. A Person shall be deemed to control another Person if the controlling Person owns 10% or more of any class of voting securities (or other ownership interests) of the controlled Person or possesses, directly or indirectly, the power to direct or cause the direction of the management or policies of the controlled Person, whether by ownership of stock (or other ownership interests), by contract or otherwise. As used herein, "Person" means any natural person, corporation, limited liability company, joint venture, partnership, association, trust or other entity or any government or political subdivision or any agency, department or instrumentality thereof.

           "Bank Security Documents" means the documents described in section 4.1(b) and any other document, instrument or agreement furnished by the Company to the Bank which provides collateral for the obligations of the Company under the Loan Documents.

           "BMIC" means Bando McGlocklin Investment Corporation, a Wisconsin corporation.

           "BMSBLC" means Bando McGlocklin Small Business Lending
   Corporation, a Wisconsin corporation.

           "Closing Date" means April 30, 1998.

           "Code" means the Internal Revenue Code of 1986, as amended.

           "Consolidated Subsidiaries" means Subsidiaries whose financial statements are consolidated with those of the Company in accordance with GAAP.

           "Controlled Group" means a group of trades or businesses (whether or not incorporated) under common control, as defined in the regulations issued pursuant to section 414(c) of the Code or such other regulations prescribed by the Pension Benefit Guaranty Corporation pursuant to section 4001(b)(1) of ERISA, of which the Company is a part.

           "Default" means any act, event, condition or omission which, with the giving of notice or lapse of time, would constitute an Event of Default if uncured or unremedied.

           "Environmental Laws" means all federal, state and local laws including statutes, regulations, ordinances, codes, rules and other governmental restrictions and requirements relating to the discharge of air pollutants, water pollutants or process waste water or otherwise relating to the environment or hazardous substances including, but not limited to, the Federal Solid Waste Disposal Act, the Federal Clean Air Act, the Federal Clean Water Act, the Federal Resource Conservation and Recovery Act of 1976, the Federal Comprehensive Environmental Response, Compensation and Liability Act of 1980, regulations of the Environmental Protection Agency, regulations of the Nuclear Regulatory Agency and regulations of any state department of natural resources or state environmental protection agency now or at any time hereafter in effect.

           "ERISA" means, at any date, the Employee Retirement Income Security Act of 1974, and the regulations thereunder, all as the same shall be in effect at such date.

           "Event of Default" means the occurrence of any of the events described in section 7.1.

           "GAAP" means generally accepted accounting principles in effect in the United States from time to time.

           "Guarantor" means either BMIC or BMSBLC and "Guarantors" means both BMIC and BMSBLC.

           "Guaranty" means any agreement, undertaking or arrangement pursuant to which the Company or any Subsidiary guarantees, endorses or otherwise becomes or is contingently liable for an obligation of any other person or entity or any other liability which would be classified as contingent in accordance with GAAP.

           "Indebtedness" means (a) all items which, in accordance with GAAP, would be classified as liabilities on the consolidated balance sheet of the Company and its Consolidated Subsidiaries, including all Capitalized Leases, and (b) indebtedness secured by any mortgage, lien, pledge or security interest on property of the Company or a Subsidiary even though it has not assumed or otherwise become liable for the payment thereof.

           "Interest Rate Agreements" means all interest rate swap, cap, collar, floor or similar agreements from time to time entered into by the Company and the Bank, as amended, revised, supplemented or restated from time to time.

           "Loan Documents" means this Agreement, the Note, the Bank Security Documents, any Interest Rate Agreements, any guaranty agreements guaranteeing the prompt payment and performance of the Company's obligations to the Bank and all other documents, instruments, agreements and certificates related to or executed in connection with this Agreement and the transactions contemplated hereby.

           "Maturity Date" means April 30, 1999, or such earlier date on which the Note becomes immediately due and payable pursuant to section 7.2 of this Agreement.

           "Multiemployer Plan" means any pension benefit plan subject to Title IV of ERISA as defined in section 4001(a)(3) of ERISA, to which the Company, any of its Subsidiaries or any member of the Controlled Group is required to contribute on behalf of its employees.

           "Note" means the promissory note of the Company in the form of Exhibit A attached hereto.

           "Permitted Liens" means (a) liens, charges or encumbrances listed on Schedule 1 attached hereto, provided that the Indebtedness secured thereby shall not be renewed, extended or increased; (b) liens for taxes, assessments or governmental charges not delinquent or being contested in good faith by the Company or any Subsidiary for which adequate reserves are established and maintained in accordance with GAAP; (c) construction lien claims not delinquent; (d) purchase money security interests or liens on any property acquired after the date hereof to be used by the Company or a Subsidiary in the normal course of its business, and created or incurred simultaneously with the acquisition of such property, if such security interest or lien is limited to the property so acquired, the Indebtedness secured by such security interest or lien does not exceed 100% of the purchase price of such property and the aggregate Indebtedness secured by all such security interests and liens do not exceed $50,000 at any time outstanding for the Company and all Subsidiaries; (e) liens or deposits in connection with worker's compensation or other insurance or to secure the performance of bids, trade contracts (other than for borrowed money), leases, public or statutory obligations, surety or appeal bonds or other obligations of like nature incurred in the ordinary course of business; (f) liens in favor of the Bank; and (g) easements, restrictions, minor title irregularities and similar matters which have no material adverse effect as a practical matter upon the ownership or use of its property by the Company or any Subsidiary.

           "Plan" means any pension benefit plan subject to Title IV of ERISA, including any Multiemployer Plan, maintained by the Company, any of its Subsidiaries or any member of the Controlled Group or any such Plan to which the Company, any of its Subsidiaries or any member of the Controlled Group is required to contribute on behalf of its employees.

           "Prime Rate" means the prime rate of interest announced from time to time by the Bank as its base rate for interest rate determinations. The Prime Rate may or may not be the lowest interest rate charged by the Bank.

           "Reportable Event" means a reportable event as that term is defined in ERISA.

           "Subordinated Debt" means Indebtedness of the Company, the payment of which is fully subordinated, in a manner satisfactory to the Bank, to the prior payment of the Note and to all other Indebtedness of the Company to the Bank.

           "Subsidiary" means as of a particular date any corporation more than 50% of whose outstanding stock having ordinary voting power for the election of directors shall at the time be owned or controlled by the Company or by one of its Subsidiaries.

        2. The Credit Facility; Interest Rate; Fees.

           2.1 The Loan. The Bank will make a term loan to the Company, subject to the terms and conditions hereof, on the Closing Date, in the principal amount of $5,000,000. The outstanding principal balance of such term loan shall be due and payable, in one lump sum, on the Maturity Date. The term loan shall be evidenced by, be repayable and bear interest in accordance with the Note.

           2.2    Interest Rate.

             (a) The unpaid principal balance of the Note outstanding from time to time shall bear interest prior to the Maturity Date at an annual rate equal to the Prime Rate and such rate shall change on each day on which the Prime Rate changes. Accrued interest shall be due on the last business day of each month, commencing May 31, 1998, and on the Maturity Date.

             (b) Notwithstanding the provisions of section 2.2(a) above, upon the occurrence and during the continuance of an Event of Default, the unpaid principal balance of the Note shall, upon notice from the Bank to the Company, bear interest at an annual rate equal to the Prime Rate plus two (2.00%) percentage points (the "Default Rate"), payable upon demand, and on and after the Maturity Date, the unpaid principal balance of the Note and all accrued interest thereon shall bear interest at the Default Rate and shall be payable upon demand.

             (c) Interest shall be calculated for the actual number of days elapsed on the basis of a 360-day year.

           2.3 Payments. All payments of principal and interest on the Note and of all fees due hereunder shall be made at the office of the Bank in immediately available funds not later than 2:00 p.m., Milwaukee time, on the date due; funds received after that time shall be deemed to have been received on the next business day. Whenever any payment hereunder or under any Note is stated to be due on a day which is not a business day, such payment shall be made on the next succeeding business day and such extension of time shall be included in computing any interest or fee then due. The Bank may charge any account of the Company at the Bank for any payment due under the Note, or any fee or expense payable hereunder, on or after the date due.

           2.4 Prepayments. The Company will give the Bank notice of any optional prepayment of the Note not later than the day prior to the prepayment date, specifying the prepayment date and the amount to be prepaid. Each prepayment of the Note shall be in a minimum amount of $100,000. The amount of such prepayment shall become due and payable by 2:00 p.m., Milwaukee time, on the specified prepayment date.

           2.5 Capital Adequacy. As used in this section, the term "Regulatory Change" means any change enacted or issued after the date of this Agreement of any (or the adoption after the date of this Agreement of any new) federal or state law, regulation, interpretation, direction, policy or guideline, or any court decision, which affects (or, in the case of a court decision would, if the decision were applicable to the Bank, affect) the treatment of any loan or commitment of the Bank hereunder as an asset or other item included for the purpose of calculating the appropriate amount of capital to be maintained by the Bank or any corporation controlling the Bank. If such Regulatory Change has the effect of reducing the rate of return on the Bank's or such corporation's capital as a consequence of the loans or commitments of the Bank hereunder to a level below that which the Bank or such corporation could have achieved but for such Regulatory Change (taking into account the Bank's or such corporation's policies with respect to capital adequacy) by an amount deemed in good faith by the Bank to be material, then from time to time following notice by the Bank to the Company of such Regulatory Change, within ten days after demand from the Bank, the Company shall pay to the Bank such additional amount or amounts as will compensate the Bank or such corporation, as the case may be, for such reduction.

        3. Representations and Warranties. In order to induce the Bank to make the loans, the Company represents and warrants to the Bank:

           3.1 Organization; Subsidiaries; Corporate Power. The Company is a corporation validly existing under the laws of the State of Wisconsin and (a) the Company has filed with the Wisconsin Secretary of State the required annual report for its most recently completed report year, (b) the Company is not the subject of a proceeding under Wisconsin Statutes section 180.1421 to cause its dissolution, (c) no filing has been made with the Wisconsin Secretary of State of a decree of dissolution with respect to the Company and (d) neither the shareholders nor the Board of Directors of the Company have taken any action authorizing the liquidation or dissolution of the Company. The Company is duly qualified as a foreign corporation to do business and is in good standing in every jurisdiction in which the nature of its business or the ownership of its properties requires such qualification and in which the failure to so qualify would materially adversely affect the business operations or financial condition of the Company. Schedule 3.1 contains the name, state of incorporation and number of authorized and outstanding shares of each class of stock of each Subsidiary and the number thereof owned by the Company. Each Subsidiary is validly existing and in good standing in the state of its incorporation and each is duly qualified as a foreign corporation and is in good standing in every jurisdiction in which the nature of its business or the ownership of its properties requires such qualification and in which the failure to so qualify would materially adversely affect the business operations or financial condition of such Subsidiary. The Company and each Subsidiary has the corporate power to own its properties and carry on its business as currently being conducted.

           3.2 Authorization and Binding Effect. The execution and delivery by the Company of the Loan Documents to which it is a party, and the performance by the Company of its obligations thereunder, are within its corporate power, have been duly authorized by proper corporate action on the part of the Company, are not in violation of any existing law, rule or regulation of any governmental agency or authority, any order or decision of any court, the Articles of Incorporation or By-Laws of the Company or the terms of any agreement, restriction or undertaking to which the Company is a party or by which it is bound, and do not require the approval or consent of the shareholders of the Company, any governmental body, agency or authority or any other person or entity. The Loan Documents to which the Company is a party, when executed and delivered, will constitute the valid and binding obligations of the Company enforceable in accordance with their terms, except as limited by bankruptcy, insolvency or similar laws of general application affecting the enforcement of creditors' rights and except to the extent that general principles of equity might affect the specific enforcement of such Loan Documents.

           3.3 Financial Statements. The Company has furnished to the Bank the consolidated balance sheet of the Company as of December 31, 1997, and related statements of income, retained earnings and cash flows of the Company and its Consolidated Subsidiaries for the year ended on that date, certified by BDO Siedman and the consolidated balance sheet of the Company dated February 28, 1998 and related statements of income for the period ended on such date, prepared by the Company. Such financial statements were prepared in accordance with GAAP consistently applied throughout the periods involved, are correct and complete and fairly present the consolidated financial condition of the Company and such Subsidiaries as of such dates and the results of their operations and cash flows for the periods ended on such dates, subject, in the case of the interim statements, to normal year-end adjustments. There has been no material adverse change in the condition or prospects of the Company or its Consolidated Subsidiaries, financial or otherwise, since the date of the most recent financial statement furnished to the Bank.

           3.4 Litigation. There is no litigation or administrative proceeding pending or, to the knowledge of the Company, threatened against or affecting the Company or any Subsidiary or the properties of the Company or any Subsidiary which if determined adversely would have a material adverse effect upon the business, financial condition or properties of the Company or such Subsidiary.

           3.5 Indebtedness; No Default. Neither the Company nor any Subsidiary has any outstanding Indebtedness or Guaranties, except those permitted under sections 6.1 and 6.2. There exists no default nor has any act or omission occurred which, with the giving of notice or the passage of time, would constitute a default under the provisions of (a) any instrument evidencing such Indebtedness or Guaranty or any agreement relating thereto or (b) any other agreement or instrument to which the Company or any Subsidiary is a party and which is material to the financial condition, business operations or prospects of the Company or any Subsidiary.

           3.6 Ownership of Properties; Liens and Encumbrances. The Company and each Subsidiary has good and marketable title to all property, real and personal, reflected on the most recent financial statement of the Company furnished to the Bank, and all property purported to have been acquired since the date of such financial statement, except property sold or otherwise disposed of in the ordinary course of business subsequent to such date; and all such property is free of any lien, security interest, mortgage, encumbrance or charge of any kind or any agreement not to grant a security interest, mortgage or lien, except Permitted Liens. All owned and leased buildings and equipment of the Company and each Subsidiary are in good condition, repair and working order and, to the Company's knowledge, conform to all applicable laws, ordinances and regulations.

           3.7 Tax Returns Filed. The Company and each Subsidiary has filed when due all federal and state income and other tax returns which are required to be filed. The Company has paid or made provision for all taxes shown on said returns and on all assessments received by it to the extent that such taxes have become due except any such taxes which are being contested in good faith by appropriate proceedings and for which adequate reserves in accordance with GAAP have been established. The Company has no knowledge of any liabilities which may be asserted against it or any Subsidiary upon audit of its federal or state tax returns.

           3.8 Margin Stock. The Company will not use, directly or indirectly, any part of the proceeds of the Note for the purpose of purchasing or carrying, or to extend credit to others for the purpose of purchasing or carrying, any margin stock within the meaning of Regulation U of the Board of Governors of the Federal Reserve System, or any amendments thereto. Neither the Company nor any Subsidiary is engaged principally, or as one of its important activities, in the business of extending credit for the purpose of purchasing or carrying margin stock.

           3.9 Investment Company. The Company is not an "investment company" or a company controlled by an "investment company" within the meaning of the Investment Company Act of 1940, as amended.

           3.10 ERISA Liabilities. The Company has no knowledge of the occurrence of any event with respect to any Plan which could result in a liability of the Company or any Subsidiary or any member of a Controlled Group to any Plan, the Internal Revenue Service or to the Pension Benefit Guaranty Corporation other than the payment of contributions in the normal course or premiums (but not a late payment charge) pursuant to section 4007 of ERISA. With respect to each Plan there is no material
   (a) accumulated funding deficiency within the meaning of section 412(a) of the Code; (b) nondeductible contribution to any Plan within the meaning of section 4972 of the Code; (c) excess contribution within the meaning of section 4979(c) of the Code which would result in tax under section 4979(a) of the Code; (d) prohibited transaction within the meaning of ERISA section 406 which is not exempt under ERISA section 408; (e) failure to make required contributions to any Multiemployer Plan; or
   (f) withdrawal or partial withdrawal from any Multiemployer Plan within the meaning of ERISA sections 4203 and 4205.

           3.11 No Burdensome Agreements. Neither the Company nor any Subsidiary is a party to, or is bound by, any agreement, instrument or undertaking, or subject to any other restriction (a) which materially adversely affects or is likely in the future to so affect the property, financial condition or business operations of the Company or any Subsidiary, or (b) under or pursuant to which the Company or any Subsidiary is or will be required to place (or under which any other person may place) a lien upon any of its properties securing Indebtedness either upon demand or upon the fullfillment of a condition, with or without such demand.

           3.12 Trademarks, Etc. The Company and each Subsidiary possess adequate trademarks, trade names, copyrights, patents, permits, service marks and licenses, or rights thereto, for the present and planned future conduct of their respective businesses substantially as now conducted, without any known conflict with the rights of others which might result in a material adverse effect on the Company or any Subsidiary.

           3.13 Dump Sites. With respect to the period during which the Company or any Subsidiary owned or occupied its real estate, and to the Company's knowledge after reasonable investigation, with respect to the time before the Company or any Subsidiary owned or occupied its real estate, no person or entity has caused or permitted materials to be stored, deposited, treated, recycled or disposed of on, under or at any real estate owned or occupied by the Company or any Subsidiary, which materials, if known to be present, would require cleanup, removal or some other remedial action under Environmental Laws.

           3.14 Tanks. There are not now, nor, to the Company's knowledge after reasonable investigation, have there ever been tanks or other facilities on, under or at any real estate owned or occupied by the Company or any Subsidiary which contained materials which, if known to be present in soils or ground water, would require cleanup, removal or some other remedial action under Environmental Laws.

           3.15 Other Environmental Conditions. There are no conditions existing currently or likely to exist during the term of this Agreement which would subject the Company or any Subsidiary to damages, penalties, injunctive relief or cleanup costs under any Environmental Laws or which require or are likely to require cleanup, removal, remedial action or other response pursuant to Environmental Laws by the Company or any Subsidiary.

           3.16 Changes in Laws. To the Company's knowledge after reasonable investigation, there are no proposed or pending changes in Environmental Laws that would adversely affect the Company or any Subsidiary.

           3.17 Environmental Judgments, Decrees and Orders. Neither the Company nor any Subsidiary is subject to any judgment, decree, order or citation related to or arising out of Environmental Laws or has been named as a potentially responsible party by a governmental body or agency in a matter arising under any Environmental Laws.

           3.18 Environmental Permits and Licenses. The Company and each Subsidiary has all permits, licenses and approvals required under Environmental Laws.

           3.19 Year 2000. Except as set forth on Schedule 3.19 attached hereto, the information technology systems used by the Company in its business operations accurately process date/time data (including without limitation calculating, comparing and sequencing) from, into and between the twentieth and twenty-first centuries, the year 1999 and 2000 and leap year calculations.

           3.20 Accuracy of Information. All information furnished by the Company to the Bank is true, correct and complete in all material respects as of the date furnished and does not contain any untrue statement of a material fact or omit to state a material fact necessary to make such information not misleading.

        4. Conditions for Borrowing. The Bank's obligation to make any loan is subject to the satisfaction, on or before the following Borrowing Dates, of the following conditions:

           4.1 On or Before the Closing Date. The Bank shall have received the following, all in form, detail and content satisfactory to the Bank:

             (a)  Note.  The Note, duly executed by the Company.

             (b)  Bank Security Documents.

                  (i) a security agreement, granting the Bank a security interest in all of the personal property of the Company;

                  (ii) all financing statements required to perfect the security interests granted to the Bank by the Company;

                  (iii) a collateral pledge agreement granting the Bank a security interest in that certain Business Note dated as of April 30, 1998 in the stated principal amount of $5,000,000 from Lee Middleton Original Dolls, Inc. payable to the Company, endorsed in blank;

                  Each of the Bank Security Documents shall be duly executed by the Company.

             (c) Guaranty. A guaranty agreement duly executed by each Guarantor pursuant to which such Guarantor guarantees the payment of all amounts the Company owes to the Bank.

             (d) Guarantor Security Documents. The Bank shall have received:

                  (i) security agreements duly executed by BMIC and BMSBLC, respectively, granting the Bank a security interest in all of the personal property of each respective company;

                  (ii) all financing statements required to perfect the security interests granted to the Bank by the Guarantors;

                  (iii) a collateral pledge agreement duly executed by BMIC, granting the Bank a security interest in all outstanding stock of Lee Middleton Original Dolls, Inc., now or hereafter owned by BMIC, together with certificates representing such stock and blank stock powers;

                  (iv) an assignment duly executed by BMIC, assigning to the Bank all of BMIC's rights under that certain Master Services Agreement dated as of January 1, 1998 by and between BMIC and Lee Middleton Original Dolls, Inc.

             (e) Intercreditor Agreement. The Bank shall have entered into an Intercreditor Agreement, in form and content satisfactory to the Bank, with the senior secured creditors of BMSBLC and shall have received the consent and approval of such creditors for the guaranty and security interests granted by BMSBLC in favor of the Bank.

             (f) Certified Articles of Incorporation. A copy of the Articles of Incorporation of the Company, each Guarantor and Lee Middleton Original Dolls, Inc., certified as of a recent date by the Secretary of State of their respective states of incorporation.

             (g) Certificates of Status. Certificates of status with respect to the Company, each Guarantor and Lee Middleton Original Dolls, Inc., issued as of a recent date by the Secretary of State of their respective states of incorporation and each state in which the Company or a Guarantor is qualified to transact business as a foreign corporation.

             (h) Closing Certificates. Copies, certified by the Secretary of the Company and of each Guarantor to be true and correct and in full force and effect on the Closing Date, of (i) the By-Laws of the Company and each Guarantor; (ii) resolutions of the Board of Directors of the Company and each Guarantor authorizing the issuance, execution and delivery of the Loan Documents to which such corporation is a party; and
   (iii) a statement containing the names and titles of the officer or officers of the Company and of each Guarantor authorized to sign such Loan Documents, together with true signatures of such officers.

             (i) Personal Property Searches. Searches of the appropriate public offices demonstrating that no security interest, tax lien, judgment lien or other charge or encumbrance is of record affecting the Company , any Guarantor or their respective properties except those which are acceptable to the Bank.

             (j) No Default Certificate. The representations and warranties contained in section 3 hereof and in the other Loan Documents shall be true and correct on and as of the Closing Date; there shall exist on the Closing Date no Default or Event of Default, and the Bank shall have received a certificate to those effects, signed by the President of the Company.

             (k) Opinion of Counsel. An opinion from Foley & Lardner, counsel to the Company, in form and content satisfactory to the Bank and its legal counsel.

             (l) Proceedings Satisfactory. Such other documents as the Bank may reasonably request; and all proceedings taken in connection with the transactions contemplated by this Agreement, and all instruments, authorizations and other documents applicable thereto, shall be satisfactory to the Bank.

        5. Affirmative Covenants. The Company covenants that it will, until the Bank's commitment to extend credit hereunder has terminated or expired and the Note, and all fees and expenses payable hereunder, have been paid in full:

           5.1 Annual Financial Statements. Furnish to the Bank within 90 days after the end of each fiscal year of the Company a balance sheet of the Company as of the close of such fiscal year and related statements of income, retained earnings and cash flows for such year, setting forth in each case in comparative form corresponding figures from the preceding annual audit, all in reasonable detail and satisfactory in scope to the Bank, prepared in accordance with GAAP applied on a consistent basis, certified by a firm of independent certified public accountants selected by the Company and satisfactory to the Bank. All such financial statements shall be furnished in consolidated form for the Company and all Consolidated Subsidiaries which it may at the time have. The Company further agrees to furnish the Bank the separate, audited financial statements of Lee Middleton Original Dolls, Inc.

           5.2 Interim Financial Statements. Furnish to the Bank within 45 days after the end of each of the first three quarters of each fiscal year of the Company a balance sheet of the Company as of the end of each such period and related statements of income, retained earnings and cash flows for the period from the beginning of the fiscal year to the end of such quarter, prepared in the manner set forth in section 5.1 hereof for the annual statements, certified, subject to audit and normal year-end adjustments, by an authorized financial officer of the Company and accompanied by the certificate of such officer to the effect that there exists no Default or Event of Default or, if any Default or Event of Default exists, specifying the nature thereof, the period of existence thereof and what action the Company proposes to take with respect thereto. All such financial statements shall be furnished in consolidated and consolidating form for the Company and all Consolidated Subsidiaries which it may at the time have.

           5.3 Audit Reports. Furnish to the Bank, promptly upon receipt, copies of all management letters and detailed audit reports submitted to the Company by independent certified public accountants.

           5.4 Other Financial Information. Furnish to the Bank, as soon as available, copies of all reports submitted to the shareholders of the Company in their capacity as shareholders, and such other financial information as the Bank may from time to time reasonably request.

           5.5 Books and Records. Keep and cause each Subsidiary to keep proper, complete and accurate books of record and account and permit any representatives of the Bank to visit and inspect any of the properties and examine and copy any of the books and records of the Company or any Subsidiary at any reasonable time and as often as may reasonably be desired.

           5.6 Insurance. Maintain and cause each Subsidiary to maintain insurance coverage as may be required by law or the Bank Security Documents but in any event not less than insurance coverage, in the forms, amounts and with companies, which would be carried by prudent management in connection with similar properties and businesses. Without limiting the foregoing, the Company will and will cause each Subsidiary to (a) keep all its physical property insured against fire and extended coverage risks in amounts and with deductibles at least equal to those generally maintained by businesses engaged in similar activities in similar geographic areas; (b) maintain all such worker's compensation and similar insurance as may be required by law; and (c) maintain, in amounts and with deductibles at least equal to those generally maintained by businesses engaged in similar activities in similar geographic areas, general public liability insurance against claims for bodily injury, death or property damage occurring on, in or about the properties of the Company or such Subsidiary, business interruption insurance and product liability insurance.

           5.7 Condition of Property. Keep and cause each Subsidiary to keep its properties (whether owned or leased) in good condition, repair and working order.

           5.8 Payment of Taxes. Pay and discharge, and cause each Subsidiary to pay and discharge, all lawful taxes, assessments and governmental charges upon it or against its properties prior to the date on which penalties are attached thereto, unless and to the extent only that the same shall be contested in good faith and by appropriate proceedings by the Company or the appropriate Subsidiary and appropriate reserves with respect thereto are established and maintained in accordance with GAAP.

           5.9    Compliance with Law.  Do and, except as permitted under
   section 6.6, cause each Subsidiary to do all things necessary to
   (a) maintain its corporate existence in its state of incorporation and maintain its qualification as a foreign corporation in any other state where the ownership of property or the conduct of business make qualification necessary and where the failure to so qualify would have a material adverse effect upon its business, operations or financial condition, (b) preserve and keep in full force and effect its rights and franchises necessary to continue its business and (c) comply with all applicable laws, rules, regulations, ordinances, writs, judgments, injunctions, decrees and awards to which it may be subject including all applicable Environmental Laws, except those being contested in good faith and involving no possibility of criminal liability.

           5.10 ERISA. Comply and cause each Subsidiary to comply with all applicable requirements of ERISA for each Plan and furnish to the Bank, as soon as possible and in any event within 30 days after the Company shall have obtained knowledge that a Reportable Event has occurred with respect to any Plan, a certificate of an officer of the Company setting forth the details as to such Reportable Event and the action which the Company proposes to take with respect thereto, and a copy of each notice of a Reportable Event sent to the Pension Benefit Guaranty Corporation by the Company and, with respect to a Multiemployer Plan, furnish to the Bank as soon as possible after the Company receives notice or obtains knowledge that the Company or any member of the Controlled Group may be subject to withdrawal liability, or required to post a bond to avoid such liability, to a Multiemployer Plan, a certificate of an officer of the Company setting forth the details as to such event and the actions which the Company plans to take with respect thereto.

           5.11 Compliance with Other Loan Documents. Timely comply with all of its obligations under the other Loan Documents including any grace periods provided therin.

           5.12   Notice of Default or Claimed Default.  Furnish to the Bank
   (a) promptly upon, and in any event within 5 days of, becoming aware of any Default or Event of Default, a written notice specifying the nature and period of existence thereof and what action the Company is taking or proposes to take with respect thereto; (b) promptly upon, and in any event within 5 days of, becoming aware that the holder of any other Indebtedness issued or assumed by the Company or any Subsidiary, or the lessor under any lease as to which the Company or any Subsidiary is the lessee, has given notice or has taken any action with respect to a claimed default thereunder, or under any agreement under which any such Indebtedness was issued or secured, a written notice specifying the notice given or action taken, the nature of the claimed default and what action the Company is taking or proposes to take with respect thereto;
   (c) promptly upon, and in any event within 5 days of, upon receipt, copies of any correspondence, notice, pleading, citation, indictment, complaint, order, decree or other document from any source asserting or alleging a circumstance or condition which requires or may require a financial contribution by the Company or a cleanup, removal, remedial action or other response by or on the part of the Company or any Subsidiary under Environmental Laws or which seeks damages or civil, criminal or punitive penalties from the Company or any Subsidiary for an alleged violation of Environmental Laws; and (d) written notice of any condition or event which would make any warranty contained in section 3 inaccurate, as soon as the Company becomes aware of such condition or event.

           5.13 BMSBLC Collateral. Within 90 days of the Closing Date, deliver, or cause to be delivered, to the Bank (a) the various collateral documents set forth in section 4.1 covering collateral to be provided by BMSBLC or (b) such substitute collateral as is satisfactory to the Bank.

        6. Negative Covenants. The Company covenants that, without the prior written consent of the Bank, it will not, and will not permit any Subsidiary to, until the Bank's commitment to extend credit hereunder has terminated or expired and the Note, and all fees and expenses payable hereunder, have been paid in full:

           6.1 Limitations on Indebtedness. Create, incur, assume or permit to exist any Indebtedness except (a) Indebtedness owed to the Bank;
   (b) Indebtedness secured by Permitted Liens; (c) Subordinated Debt;
   (d) Indebtedness permitted under section 6.5; (e) trade credit incurred to acquire goods, services and supplies in the ordinary course of business;
   (f) wages or other compensation due to employees and agents for services actually performed; (g) deferred taxes; (h) unfunded obligations with respect to Plans but only to the extent they are permitted to remain unfunded under applicable law and (i) Indebtedness existing on the Closing Date provided that such Indebtedness is not increased.

           6.2 Limitations on Guaranties. Create, incur, assume or permit to exist any Guaranties except for (a) the endorsement of negotiable or nonnegotiable instruments for collection in the ordinary course of business, (b) Guaranties in favor of the Bank, (c) a Guaranty of the Indebtedness of BMSBLC to the lenders under that certain Credit Agreement dated as of March 11, 1998 among BMSBLC, the lenders from time to time parties thereto and Firstar Bank Milwaukee, N.A., as agent and (d) a Guaranty of the obligations of Moldmakers Leasing and Investments Limited Partnership, LLP owing to the Village of Germantown.

           6.3 Limitations on Liens and Encumbrances. Create, assume or permit to exist any mortgage, security interest, lien or charge of any kind, including any restriction against mortgages, security interests, liens or charges, upon any of its property or assets, whether now owned or hereafter acquired, except Permitted Liens.

           6.4 Limitations on Mergers, Etc. Merge or consolidate with or into any other corporation or entity or sell, lease, transfer or otherwise dispose of in a single transaction or a series of transactions, all or a substantial part of its assets (other than sales made in the ordinary course of business), except that any Subsidiary may merge into, or transfer all or a substantial part of its assets to the Company or to a Subsidiary wholly owned by the Company.

           6.5 Limitations on Acquisitions, Advances and Investments. Acquire any other business or partnership or joint venture interest or make any loans, advances or extensions of credit to, or any investments in, any person or entity except (a) the purchase of United States government bonds and obligations; (b) extensions of credit to customers in the usual course of business of the Company or any Subsidiary;
   (c) commercial paper having a maturity not exceeding 90 days; (d) existing investments of the Company in and existing advances to wholly owned Subsidiaries of the Company and advances by any Subsidiary to the Company or to another Subsidiary; (e) deposits in deposit accounts at banks, provided that any such deposits by BMIC or BMCC shall be maintained at the Bank or at InvestorsBank; (f) investments in bank repurchase agreements;
   (g) loans and advances to employees and agents in the ordinary course of business for travel and entertainment expenses and similar items; (h) the purchase by BMSBLC of properties owned by Bando McGlocklin Real Estate Investment Corporation; and (i) the purchase by BMSBLC of commercial loans from InvestorsBank.

           6.6 Lines of Business. Engage or permit any Subsidiary to engage in any business other than those in which it is now engaged and any business directly related thereto.

           6.7 Sales of Receivables. Discount or sell with recourse, or sell for less than the face amount thereof, any of its notes or accounts receivable.

           6.8 Sales of Subsidiaries. Sell or otherwise dispose of any stock, or securities convertible into stock, of any Subsidiary except to the Company or to a Subsidiary wholly owned by the Company.

           6.9 Sale and Leaseback. Sell or transfer any fixed assets and then or thereafter rent or lease as lessee any such assets.

           6.10 Transactions with Affiliates. Enter into or be a party to any transaction with any Affiliate except as otherwise provided herein or in the ordinary course of business and upon fair and reasonable terms which are no less favorable than a comparable arm's length transaction with an entity which is not an Affiliate.

           6.11 Middleton Doll Note. Amend, modify, waive or defer any provision, payment, term or covenant contained in that certain Business Note dated as of April 30, 1998 in the stated principal amount of $5,000,000 from Lee Middleton Original Dolls, Inc. payable to the Company, or in any agreement, document or instrument related thereto.

        7. Event of Default; Remedies.

           7.1 Events of Default. The occurrence of any of the following shall constitute an Event of Default:

             (a) Failure to Pay Note. The Company fails to pay (i) principal on the Note when the same becomes due and payable, whether at a stated payment date, or a date fixed by the Company for prepayment or by acceleration or (ii) interest on the Note, or any fee payable hereunder, when the same becomes payable and such failure to timely pay interest or fees continues uncured for a period of five days; or

             (b) Falsity of Representations and Warranties. Any representation or warranty made in any Loan Document is false in any material respect on the date as of which made or as of which the same is to be effective; or

             (c) Breach of Covenants. The Company fails to comply with any term, covenant or agreement contained in (i) sections 5.3, 5.4, 5.5, 5.6, 5.7, 5.9, 5.10 or 5.12 and such failure continues uncured for a period of 20 days or (ii) sections 5.1, 5.2, 5.8, 5.11, 5.13 or section 6 hereof; or

             (d) Breach of Other Provisions. The Company fails to comply with any other agreement contained herein and such default continues for a period of 30 days after written notice to the Company from the Bank; or

             (e) Default Under Other Agreements. The Company, any Subsidiary or any Guarantor fails to pay when due any other Indebtedness issued or assumed by the Company, such Subsidiary or such Guarantor or fails to comply with the terms of any agreement under which such Indebtedness was created and such default continues beyond the period of grace, if any, therein provided; or

             (f) Entry of Final Judgments. A final judgment is entered against the Company, any Subsidiary or any Guarantor which, together with all unsatisfied final judgments entered against the Company, all Subsidiaries and all Guarantors, exceeds the sum of $500,000, and such judgment shall remain unsatisfied or unstayed for a period of 60 days after the entry thereof; or

             (g) ERISA Liability. Any event in relation to any Plan which the Bank determines in good faith could result in any of the occurrences set forth in section 3.11 above; or

             (h) Default Under Other Loan Documents. An "Event of Default" (as defined therein) shall occur under any other Loan Document including, without limitation, any guaranty agreement or any the Guarantor ceases to exist or revokes or terminates its liability under any guaranty agreement or the party to any other Loan Document fails to timely comply with any term, covenant or agreement contained therein; or

             (i)  Insolvency, Failure to Pay Debts or
   Appointment of Receiver, Etc. The Company, any Subsidiary or any Guarantor becomes insolvent or the subject of state insolvency proceedings, fails generally to pay its debts as they become due or makes an assignment for the benefit of creditors; or a receiver, trustee, custodian or other similar official is appointed for, or takes possession of any substantial part of the property of, the Company, any Subsidiary or any Guarantor; or

             (j) Subject of United States Bankruptcy Proceedings. The taking of corporate action by the Company, any Subsidiary or any Guarantor to authorize such organization to become the subject of proceedings under the United States Bankruptcy Code; or the execution by the Company, any Subsidiary or any Guarantor of a petition to become a debtor under the United States Bankruptcy Code; or the filing of an involuntary petition against the Company, any Subsidiary or any Guarantor under the United States Bankruptcy Code which remains undismissed for a period of 60 days; or the entry of an order for relief under the United States Bankruptcy Code against the Company, any Subsidiary or any Guarantor.

        7.2 Remedies. Upon the occurrence of an Event of Default, the obligation of the Bank to make loans hereunder shall terminate and (a) as to an Event of Default described in sections 7.1(a) through 7.1(i), inclusive, the holder of the Note may, at its option and without notice, declare the Note to be, and the Note shall thereupon become, immediately due and payable, together with accrued interest thereon, and (b) as to an Event of Default described in section 7.1(j), the Note shall, without action on the part of any holder or any notice or demand, become automatically due and payable, together with accrued interest thereon. Presentment, demand, protest and notice of acceleration, nonpayment and dishonor are hereby expressly waived.

        8. Miscellaneous.

           8.1 Survival of Representations and Warranties. The representations and warranties contained in section 3 hereof and in the other Loan Documents shall survive closing and execution and delivery of the Note.

           8.2 Indemnification. The Company agrees to defend, indemnify and hold harmless the Bank, its directors, officers, employees and agents from and against any and all loss, cost, expense or liability (including reasonable attorneys' fees) incurred in connection with any and all claims or proceedings (whether brought by a private party or governmental agency) as a result of, or arising out of or relating to:

             (a) bodily injury, property damage, abatement or remediation, environmental damage or impairment or any other injury or damage resulting from or relating to any hazardous or toxic substance or contaminated material (as determined under Environmental Laws) located on or migrating into, from or through property previously, now or hereafter owned or occupied by the Company, which the Bank may incur due to the making of the loans provided for in section 2, the exercise of any of its rights under the Bank Security Documents, or otherwise;

             (b) any transaction financed or to be financed, in whole or in part, directly or indirectly, with the proceeds of any loan made by the Bank to the Company; or

             (c) the entering into, performance of and exercise of its rights under any Loan Document by the Bank.

             This indemnity will survive foreclosure of any security interest or mortgage or conveyance in lieu of foreclosure and the repayment of the Note and the discharge and release of any Bank Security Documents.

           8.3 Expenses. The Company agrees, whether or not the transaction hereby contemplated shall be consummated, to pay on demand
   (a) all out-of-pocket expenses incurred by the Bank in connection with the negotiation, execution, administration, amendment or enforcement of any Loan Document including the reasonable fees and expenses of the Bank's counsel, (b) any taxes (including any interest and penalties relating thereto) payable by the Bank (other than taxes based upon the Bank's net income) on or with respect to the transactions contemplated by this Agreement (the Company hereby agreeing to indemnify the Bank with respect thereto) and (c) all out-of-pocket expenses, including the reasonable fees and expenses of the Bank's counsel, incurred by the Bank in connection with any litigation, proceeding or dispute in any way related to the Bank's relationship with the Company, whether arising hereunder or otherwise. The obligations of the Company under this section will survive payment of the Note.

           8.4 Notices. Except as otherwise provided in section 2.3, all notices provided for herein shall be in writing and shall be
   (a) delivered; (b) sent by express or first class mail; or (c) sent by facsimile transmission and confirmed in writing provided to the recipient in a manner described in (a) or (b), and, if to the Bank, addressed to it at 777 East Wisconsin Avenue, Milwaukee, Wisconsin 53202, Facsimile
   No. 414-765-6236 and if to the Company, addressed to it at W239 N1700 Busse Road and Hwy. J, Pewaukee, Wisconsin 53072, Facsimile No. 414-523-4193, or to such other address with respect to either party as such party shall notify the other in writing; such notices shall be deemed given when delivered, mailed or so transmitted.

           8.5 Setoff. As security for payment of the Note and all other obligations of the Company to the Bank, the Company grants to the Bank a security interest in and lien on any credit balance or other money now or hereafter owed the Company by the Bank. In addition, the Company agrees that the Bank may, at any time after the occurrence of an Event of Default, without prior notice or demand, set off against any such credit balance or other money all or any part of the unpaid balance of the Note or any other obligation of the Company to the Bank.

           8.6 Participations. The Company agrees that the Bank may, at its option, sell to another financial institution or institutions interests in the Note and, in connection with each such sale, and thereafter, disclose to the purchaser or prospective purchaser of each such interest financial and other information concerning the Company. The Company agrees that if amounts outstanding under this Agreement or the Note are due and unpaid, or shall have been declared or shall have become due and payable upon the occurrence of an Event of Default, each such purchaser shall be deemed to have, to the extent permitted by applicable law, the right of setoff in respect of its participating interest in amounts owing under this Agreement and the Note to the same extent as if the amount of its participating interest were owed directly to it. The Company further agrees that each such purchaser shall be entitled to the benefits of section 2.9 with respect to its participation in the Bank's obligation to make loans; provided that no such purchaser shall be entitled to receive any greater amount pursuant to that section than the Bank would have been entitled to receive if no such sale had occurred.

           8.7 Titles. The titles of sections in this Agreement are for convenience only and do not limit or construe the meaning of any section.

           8.8 Parties Bound; Waiver. The provisions of this Agreement shall inure to the benefit of and be binding upon any successor of any of the parties hereto and shall extend and be available to any holder of the Note; provided that the Company's rights under this Agreement are not assignable. No delay on the part of any holder of the Note in exercising any right, power or privilege hereunder shall operate as a waiver thereof, and no single or partial exercise of any right, power or privilege hereunder shall preclude other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein specified are cumulative and not exclusive of any rights or remedies which the holder of the Note would otherwise have.

           8.9 Governing Law. This Agreement is being delivered in and shall be deemed to be a contract governed by the laws of the State of Wisconsin and shall be interpreted and enforced in accordance with the laws of that state without regard to the principles of conflicts of laws.

           8.10 Submission to Jurisdiction; Service of Process. To induce the Bank to enter into this Agreement:

           (a) THE COMPANY AGREES THAT ALL ACTIONS OR PROCEEDINGS IN ANY MANNER RELATING TO OR ARISING OUT OF THIS AGREEMENT OR THE OTHER LOAN DOCUMENTS MAY BE BROUGHT ONLY IN COURTS OF THE STATE OF WISCONSIN LOCATED IN MILWAUKEE COUNTY OR THE FEDERAL COURT FOR THE EASTERN DISTRICT OF WISCONSIN AND THE COMPANY CONSENTS TO THE JURISDICTION OF SUCH COURTS.
   THE COMPANY WAIVES ANY OBJECTION IT MAY NOW OR HEREAFTER HAVE TO THE VENUE OF ANY SUCH COURT AND ANY RIGHT IT MAY HAVE NOW OR HEREAFTER HAVE TO CLAIM THAT ANY SUCH ACTION OR PROCEEDING IS IN AN INCONVENIENT COURT; and

           (b) The Company consents to the service of process in any such action or proceeding by certified mail sent to the address specified in section 8.4.

           Nothing contained herein shall affect the right of the Bank to serve process in any other manner permitted by law or to commence an action or proceeding in any other jurisdiction.

             8.11 Waiver of Jury Trial. THE COMPANY AND THE BANK HEREBY KNOWINGLY AND VOLUNTARILY WAIVE THE RIGHT EACH OF THEM MAY HAVE TO A JURY TRIAL WITH RESPECT TO ANY ACTION OR CLAIM BASED ON OR ARISING OUT OF OR IN CONNECTION WITH THIS AGREEMENT OR ANY OTHER LOAN DOCUMENT, ANY COURSE OF CONDUCT, COURSE OF DEALING, STATEMENTS (WHETHER VERBAL OR WRITTEN) OR ANY OTHER ACTION OF EITHER PARTY. THIS PROVISION IS A MATERIAL INDUCEMENT TO THE BANK TO ENTER INTO THIS AGREEMENT.

           8.12 Limitation of Liability. THE COMPANY AND THE BANK HEREBY WAIVE ANY RIGHT EITHER OF THEM MAY HAVE TO CLAIM OR RECOVER FROM THE OTHER PARTY ANY SPECIAL, EXEMPLARY, PUNITIVE OR CONSEQUENTIAL DAMAGES OR ANY DAMAGES, OF WHATEVER NATURE, OTHER THAN ACTUAL DAMAGES.

           8.13 Entire Agreement. This Agreement and the other Loan Documents shall constitute the entire agreement of the parties pertaining to the subject matter hereof and supersede all prior or contemporaneous agreements and understandings of the parties in connection therewith.

                                      BANDO MCGLOCKLIN CAPITAL
                                           CORPORATION

                                      BY______________________________
                                      Its____________________________


                                      FIRSTAR BANK MILWAUKEE, N.A.

                                      BY______________________________
                                      Its____________________________

                                   SCHEDULE 1

                                 Permitted Liens


             Secured Party            Collateral

             Security Bank SSB        All Personal Property

                                   SCHEDULE 1

                                 Permitted Liens


                                      NONE